UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Texmunication Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 Per Share Par Value
(Title of Class of Securities)

883178 105
(CUSIP Number)

Wais Asefi

Textmunication Holdings, Inc.

1940 Contra Costa Blvd.

Pleasant Hill, CA 94523

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 10, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[  ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Wais Asefi
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	U.S.A.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	65,640,207 SHARES

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	65,640,207 SHARES

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 65,640,207 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 84%

14.	Type of Reporting Person (See Instructions): IN

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Shares”), of Textmunications Holdings, Inc., a Nevada Corporation (the “Issuer”), and is being filed by Wais Asefi (the “Reporting Person”). The Issuer’s current principal executive offices are located at 1940 Contra Costa Blvd. Pleasant Hill, CA 94523.

ITEM 2. IDENTITY AND BACKGROUND.

(a) through (c) and (f). This Statement is being filed by Wais Asefi, a United States citizen (the “Reporting Person”). The business address of the Reporting Person is 1940 Contra Costa Blvd. Pleasant Hill, CA 94523. Wais Asefi is currently the Chief Executive Officer of Textmunications Holdings, Inc.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 16, 2013, the Issuer entered into a Share Exchange Agreement (SEA) with Textmunication, Inc., a California corporation, and the Reporting Person (its sole shareholder), whereby the Issuer issued to the Reporting Person 65,640,207 new shares of common stock in exchange for 100% of the issued and outstanding shares of Textmunication, Inc.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 65,640,207 shares or 84% of the Issuer’s issued and outstanding common stock as of March 10, 2015, as explained in Item 5 below.

Except as provided below, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person is currently the beneficial owner of 65,640,207 shares of Common Stock of the Issuer, representing approximately 84% of the Issuer’s common stock (based upon 77,957,130 outstanding shares of common stock as of November 13, 2014, as stated in the Issuer’s last quarterly report on Form 10-Q.)

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	See response by Reporting Person to Item 4, above.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D and set forth below, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

In November of 2013, the Issuer issued a Senior Secured Convertible Promissory Note to Realty Capital Management in the principal amount of $50,000. In order to induce the financing, the Reporting Person agreed to pledge 59,400,000 of his personal shares as collateral to secure payment under the note.

On November 13, 2014, Issuer entered into a Note Restructure Agreement whereby the Issuer and Realty Capital Management, for consideration, agreed to extend the Senior Secured Convertible Promissory Note in the amount of $50,000 and with an original maturity date of November 7, 2014 until June 30, 2015.

On February 27, 2015, the Issuer entered into a Second Note Restructure Agreement with Reality Capital Management Limited. Under the Agreement, among other things, the pledge of 59,400,000 shares was reduced to 35,640,000 shares in consideration for a $20,000 pay down of the loan.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Second Note Restructure Agreement that the Issuer filed with the SEC on March 17, 2015 as Exhibit 10.3 on Form 8-K is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2015

By:	/s/ Wais Asefi
Wais Asefi